NATIONAL INSTRUMENT 62-103

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR

UNDER PART 4

RE: ZODIAC EXPLORATION INC.

Report for the period ending February 29, 2012.

(a)

Name and address of the eligible institutional investor:

Chilton Investment Company, LLC (“Chilton”) – 1290 East Main Street, 1st Floor, Stamford, CT 06902, USA

(b)

Net  increase  or  decrease  in  the  number  or  principal  amount  of  securities,  and  in  the eligible  institutional  investor’s  securityholding  percentage  in  the  class  of  securities, since  the  last  report  was  filed  by  the  eligible  institutional  investor  under  Part  4  or the early warning requirements:

Since the last report dated January 10, 2012 by Chilton under Part 4 of NI 62-103 in respect of Zodiac Exploration Inc. (the “Issuer”), Chilton decreased its holdings of warrants of the Issuer by an aggregate of 11,600,000 warrants, due to expiry, representing a decrease of 2.75% in Chilton’s holdings. As a result, as of February 29, 2012, Chilton held 43,891,837 common shares of the Issuer, representing approximately 12.21% of the issued and outstanding common shares of the Issuer.

(c)

Designation   and   number   or   principal   amount   of   securities   and   the   eligible institutional  investor’s  securityholding  percentage  in  the  class  of  securities  at  the end of the month for which the report is made:

As of February 29, 2012, Chilton held 43,891,837 common shares, representing approximately 12.21% of the issued and outstanding shares of the Issuer.

(d)

Designation  and  number  or  principal  amount  of  securities  and  the  percentage  of outstanding securities referred to in paragraph (c) over which

(i)

the  eligible  institutional  investor,  either  alone  or  together  with  any joint actors, has ownership and control,

None.

(ii)

the  eligible  institutional  investor,  either  alone  or  together  with  any joint  actors,  has  ownership  but  control  is  held  by  other  entities  other than the eligible institutional investor or any joint actor,

None.

(iii)      the  eligible  institutional  investor,  either  alone  or  together  with  any joint   actors,   has   exclusive   or   shared   control   but   does   not   have ownership:

Chilton exercises control over all of the securities referenced in Item (c) in its   capacity   as   general   partner   or   investment   advisor   of   the   funds   or accounts referenced in Item (g).

(e)

The purpose of the eligible institutional investor and any joint actors in acquiring or disposing  of  ownership  of,  or  control  over,  the  securities,  including  any  future intention   to   acquire   ownership   of,   or   control   over,   additional   securities   of   the reporting issuer:

The  securities  described  herein  are  being  held  investment  purposes  only  and  not  for  the purpose  of  exercising  control  or  direction  over  the  Issuer.   The  dispositions  referenced  in Item  (b)  were  made  in  the  ordinary  course  of  Chilton’s  business  or  investment  activities, as  the  case  may  be.    Chilton  has  no  current  plan  or  proposal  which  would  result  in acquiring  additional  ownership  or  control  over  the  securities  of  the  Issuer.   Chilton  may purchase  or  sell  or  enter  into  derivative  transactions  with  respect  to  securities  of  the Issuer  in  the  future  on  the  open  market  or  in  private  transactions,  depending  on  market conditions and other factors material to Chilton’s investment decision at such time.

(f)

The  general  nature  and  the  material  terms  of  any  agreement,  other  than  lending arrangements,  with  respect  to  securities  of  the  reporting  issuer  entered  into  by  the eligible  institutional  investor,  or  any  joint  actor,  and  the  issuer  of  the  securities  or any  other  entity  in  connection  with  any  transaction  or  occurrence  resulting  in  the change  in  ownership  or  control,  giving  rise  to  the  report,  including  agreements  with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g)

The   names   of   any   joint   actors   in   connection   with   the   disclosure   required   by Appendix G of National Instrument 62-103:

The  following  entities  or  accounts  are  managed  by  Chilton  and  own  securities  of  the

Issuer:

Chilton Global Natural Resources Partners, L.P.

Chilton Global Natural Resources Partners II, L.P.

Chilton Global Natural Resources International III, L.P.

Willett Select Investors III LLC

Arch Reinsurance Ltd.

(h)

If  applicable,  a  description  of  any  change  in  any  material  fact  set  out  in  a  previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

(i)

A  statement  that  the  eligible  institutional  investor  is  eligible  to  file  reports  under Part 4 in respect of the reporting issuer:1

(1)

The  eligible  institutional  investor  is  eligible  to  file  reports  in  respect  of Zodiac Exploration Inc. under Part 4.

*	*	*

DATED this 9th day of March, 2012.

Chilton Investment Company, LLC

By:    “James Steinthal”

Name: James Steinthal

Title: Executive Vice President

1      The following statement is required for investor eligibility under the Monthly Reporting System.